SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 30)

INCOME OPPORTUNITY REALTY INVESTORS, INC.

(Name of Issuer)

Common Stock, per value $0.01 par value

(Title of Class of Securities)

452926-10-8

(CUSIP Number)

Steven C. Metzger

Metzger Law PLLC

4709 W. Lovers Lane, Suite 200

Dallas, Texas 75209-3178

(214) 740-5030

(214) 224-7555 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452926-10-8

1)	Names of Reporting Persons

Transcontinental Realty Investors, Inc.

. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . .

3)       SEC Use Only . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC

4)       Source of Funds (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6)       Citizenship or Place of Organization .. . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3,381,570

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              3,381,570

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

3,381,570*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . . .. . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

83.16%*

13)	Percent of Class Represented by Amount in Row (11) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

CO

14)       Type of Reporting Person (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

*       percentage change is a result of Issuer repurchases of Shares as Treasury Stock reducing the outstanding to 4,066,178 Shares.

CUSIP No. 452926-10-8

1)	Names of Reporting Persons

Realty Advisors, Inc.

. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . .

3)       SEC Use Only . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC

4)       Source of Funds (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6)       Citizenship or Place of Organization .. . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

269,299

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              269,299

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

269,299*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . . .. . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

6.62%

13)	Percent of Class Represented by Amount in Row (11) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

CO

14)       Type of Reporting Person (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

*       all 269,299 Shares owned directly, including 170,984 Shares acquired by distribution from wholly owned subsidiary, Arcadian Energy, Inc., and 65,875 Shares acquired by distribution from wholly owned subsidiary, Realty Advisors, LLC

CUSIP No. 452926-10-8

1)	Names of Reporting Persons

Arcadian Energy, Inc.

. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . .

3)       SEC Use Only . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC

4)       Source of Funds (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6)       Citizenship or Place of Organization .. . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

-0-

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              -0-

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

-0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . . .. . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

0%

13)	Percent of Class Represented by Amount in Row (11) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

CO

14)       Type of Reporting Person (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

CUSIP No. 452926-10-8

1)	Names of Reporting Persons

Realty Advisors, LLC

. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . .

3)       SEC Use Only . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC

4)       Source of Funds (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6)       Citizenship or Place of Organization .. . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

-0-

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              -0-

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

-0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . . .. . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

0%

13)	Percent of Class Represented by Amount in Row (11) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

CO

14)       Type of Reporting Person (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

CUSIP No. 452926-10-8

1)	Names of Reporting Persons

May Realty Holdings, Inc.

. . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . .

3)       SEC Use Only . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

WC

4)       Source of Funds (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Nevada

6)       Citizenship or Place of Organization .. . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

-0-

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                -0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

                                                                                              -0-

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)      Shared Dispositive Power ...................................................................................

269,299*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . . .. . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) . . . . .

. . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

6.62%

13)	Percent of Class Represented by Amount in Row (11) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

CO

14)       Type of Reporting Person (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

*       includes 269,299 Shares owned direct by wholly owned subsidiary, Realty Advisors, Inc.

Item 1. Security and Issuer

This Amendment No.30 to Statement on Schedule 13D (this “Amendment No. 30”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of Income Opportunity Realty Investors, Inc., a Nevada corporation (the “Issuer” or “IOR”), and further amends the Original Statement on Schedule 13D, as amended by Amendment Nos. 1 through 29 (the “Amended Statement”), filed on behalf of Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”), (Realty Advisors, Inc. (“RAI”)and others who are no longer “Reporting Persons.” The principal executive offices of IOR are located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. The CUSIP number of the Shares is 452926-10-8.

This Amendment No. 30 is being filed to reflect (i) the cessation of two “Reporting Persons,” specifically, Arcadian Energy, Inc., a Nevada corporation (“Arcadian”), and Realty Advisors, LLC, a Nevada limited liability company (“RALLC”), both of which are wholly owned subsidiaries of RAI and both of which distributed all Shares owned by them to RAI (See Item 5 below ) and (ii) a small change in TCI’s intention to make a limited tender offer to acquire up to 100,000 more Shares ( See Item 4 below).

Item 2. Identity and Background

(a)-(c), (f) This Amendment No. 30 is filed on behalf of (i) TCI, which has its Common Stock listed and traded on the New York Stock Exchange (“NYSE”), (ii) RAI, (iii) Arcadian, (iv) RALLC and (v) MRHI (all, collectively, the “Reporting Persons”), each of which has its principal executive offices located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. The name and capacity with each of the Reporting Persons of each of the current executive officers, directors or managers of each continuing Reporting Person are set forth on Schedule “1” attached hereto and incorporated herein . The business address of each of the persons listed on Schedule “1" is 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. Each of the individuals who serve as executive officers, directors or managers of each Reporting Person is a citizen of the United States of America. Over 80% of TCI’s Common Stock is owned by subsidiaries of and/or American Realty Investors, Inc., a Nevada corporation (“ARL”), which also has its Common Stock listed and traded on the NYSE. Over 80% of the Common Stock of ARL is owned by subsidiaries of and/or RAI. RAI, in turn, is owned by May Realty Holdings, Inc., a Nevada corporation (“MRHI”), which, in turn, is owned by a trust established for the benefit of the children of Gene E. Phillips (deceased), known as the “May Trust.”

(d)-(e) During the past five years, none of the Reporting Persons nor any officer, director or manager of any of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order in joining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The transactions described herein were distributions to RAI by two of its subsidiaries utilizing funds necessary for such transactions from the working capital of RALLC.

If TCI ultimately makes any additional acquisitions of Shares (whether by block purchase, limited tender offer for cash, or open market purchases) and/or any other transaction, same will be utilizing TCI’s available working capital funds.

Item 4. Purpose of Transaction.

The Reporting Persons have no present plans or proposals which would result in the Reporting Persons seeking to acquire the entire equity interest in the Issuer. Except as set forth in this Amendment No. 30 the Reporting Persons have no present plans or proposals which would relate to or would result in:

(a) the acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer, except that the Reporting Persons may, if the appropriate opportunity exists at attractive prices, acquire additional securities of the Issuer (including by block purchases, a limited tender offer for cash, or open market purchases) or dispose of any portion or all of the securities of the Issuer owned by each or all of the Reporting Persons; or

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; or

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change a number or term of directors or fill any existing vacancies on the Board; or

(e) any material change in the present capitalization or dividend policy of the Issuer; or

(f) any other material change in the Issuer’s business or corporate structure; or

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; or

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) According to the latest information available as of November 7, 2024, the total number of issued and outstanding Shares is believed to be 4,066,178 Shares. As of the date of this Amendment No. 30, each of the Reporting Persons directly owns and holds the following Shares:

Name	Number of Shares Directly Owned	Approximate Percent of Class*
MRHI	BB	BB
RAI	269,299	6.62%
TCI	3,381,570	83.16%
TOTAL	3,650,881	89.78%

Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of RAI and TCI and each may be deemed to beneficially own the Shares held directly by such Reporting Persons. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of class as well as the relationship are set forth in the following table as of the date of this Amendment No. 30.

Name of Director or Manager	Entity	No. Shares Beneficially Owned	Approximate Percent* of Class
Henry Butler	TCI	3,381,570	83.16%
William J. Hogan	TCI	3,381,570	83.16%
Robert Jakuszewski	TCI	3,381,570	83.16%
Ted R. Munselle	TCI	3,381,570	83.16%
Mickey Ned Phillips	MRHI and RAI	269,299**	6.62%
Fernando Victor Lara Celis	TCI	3,381,570	83.16%

*       Percentage is based on 4,066,178 Shares outstanding or reported by the Issuer on November 7, 2024

**      Includes 170,984 Shares received by distribution to RAI from Arcadian, a wholly owned subsidiary of RAI, and 65,875 Shares received by distribution to RAI from RALLC, which is wholly owned by RAI, all occurring before December 31, 2023.

(b) Each Director of TCI expressly disclaims any personal beneficial interest in the Shares owned by TCI. Mickey Ned Phillips, as the sole director of RAI, holds the voting and dispositive power over the Shares held by RAI.

(c) During the sixty calendar days ended December 11, 2024 , the Reporting Persons and their respective executive officers and directors or managers did not engage in any transaction involving the Shares or any other equity interest derivative thereof. Prior to December 31, 2023, each of Arcadian and RALLC distributed all Shares previously owned by each to RAI. Each Arcadian and RALLC are wholly owned by RAI.

(d) No person, other than the Reporting Persons or their respective Board of Directors or Managers, is known to have the right to receive or the power to direct receipt of dividends from or the proceeds of sale of the Shares of IOR Common Stock held by each of TCI and/or RAI.

(e) Prior to December 31, 2023, each of Arcadian and RALLC distributed all Shares then owned by each to RAI and thereupon ceased to be Reporting Persons herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Statement is hereby further amended to read as follows:

Of the Shares directly owned by RAI, 120,057 Shares are subject to an accommodation pledge for an obligation of another entity in connection with a loan from ABC Land & Development, Inc. (“ABCLD”).

Of the Shares directly owned by TCI and RAI, 2,812,648 Shares owned by TCI, 83,404 Shares owned by RAI are all held in bank and brokerage accounts, along with other securities owned by each such entity, and, as such, those Shares may be deemed to be “collateral” for any borrowings made from time to time pursuant to customary margin or other account arrangements with such banks and/or brokers. Such arrangements are standard involving margin securities of up to a specified percentage of market value of the Shares as well as other securities in such accounts, bear interest at varying rates, and contain only standard default in similar provisions, the operation of which should not give any other person immediate voting power or investment power over such Shares.

Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities or the Issuer, including, but not limited to, transfer of voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of their respective knowledge or belief, the undersigned certify that the information set forth in this Amendment No. 30 is true, complete and correct.

Dated: December 11, 2024

REALTY ADVISORS, INC.		TRANSCONTINENTAL REALTY INVESTORS, INC.

By:	/s/ Gina H. Kay	By:	/s/ Erik L. Johnson
Gina H. Kay, Vice President and Treasurer		Erik L. Johnson, President and Chief Executive Officer

MAY REALTY HOLDINGS, INC.		ARCADIAN ENERGY, INC.

By:	/s/ Gina H. Kay	By:	/s/ Robert C. Murray, Sr.
Gina H. Kay, Vice President, Secretary and Treasurer		Robert C. Murray, Sr., President

SCHEDULE 1
Directors, Managers and Officers of the Reporting Persons

Entity	Directors	Executive Officers

Transcontinental Realty Investors, Inc.	Henry A. Butler William J. Hogan Robert Jakuszewski Ted R. Munselle Fernando Victor Lara Celis	Louis J. Corna, Executive Vice President, General and Tax Counsel, and Secretary Erik L. Johnson, President and Chief Executive Officer

Realty Advisors, Inc.	Mickey Ned Phillips	Erik L. Johnson, President Gina H. Kay, Vice President and Treasurer Louis J. Corna, Vice President and Secretary

May Realty Holdings, Inc.	Mickey Ned Phillips	Mickey Ned Phillips, President Gina H. Kay, Vice President and Treasurer Louis J. Corna, Vice President and Secretary